Exhibit (h)(8)

DWS ADVISOR FUNDS

SHAREHOLDER SERVICES PLAN

WHEREAS, DWS Advisor Funds (the “Company”) engages in business as an open-end management investment company and is registered as such under the Investment Company Act of 1940, as amended;

WHEREAS, the Company is comprised of the series or Funds listed on Exhibit A, as may be amended from time to time, each of which is a separate pool of assets with its own investment policies (each a “Fund”) and each Fund may be divided into two or more separate classes;

WHEREAS, the Company, on behalf of each Fund, desires to adopt a Service Plan and the Board members of the Company, including those members who are not “interested persons” of the Company, as defined under the Investment Company Act of 1940, as amended (“Independent Board Members”) have determined that there is a reasonable likelihood that adoption of this Service Plan will benefit the Company and its shareholders; and

NOW, THEREFORE, the Company on behalf of the Fund hereby adopts this Plan.

1. The Fund is authorized to pay to certain service providers (“Service Providers”) as compensation for the provision of services to shareholders of the Fund, a service fee up to a rate of 0.25% on an annualized basis of the Fund’s average daily net assets. Such fee shall be calculated and accrued daily and paid monthly or at such other intervals as the Board shall determine.

2. The Service Providers will receive the service fee for providing personal service and/or the maintenance of shareholder accounts including, but not limited to, establishing and maintaining of shareholder accounts and records, distributing monthly statements, processing purchase and redemption transactions, automatic investment in Fund shares of client account cash balances, answering routine client inquiries regarding the fund, assistance to clients in changing dividend options, account designations and addresses, aggregating trades of all Service Provider’s clients, providing account information to clients in client sensitive formats and such other services as the Fund may reasonably request. In no event are such fees payable for advertising, promotion or other distribution services.

3. This Plan must be approved, together with any related agreements, by votes of a majority of both (a) the Board and (b) the Independent Board Members who must also have no direct or indirect financial interest in the operation of this Plan or any agreements related thereto, cast at a meeting (or meetings) called for the purpose of voting on such approval.

4. This Plan shall continue in full force and effect for so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in Paragraph 3.

5. The Fund shall provide to the Board and the Board shall review, at least quarterly, a written report of the amounts expended with respect to servicing the Fund and the purposes for which such expenditures were made. Such reports shall include information regarding any payments made by the Fund to Service Providers regarding amounts expended for servicing shareholder accounts in support of the service fee payable hereunder.

6. This Plan may be terminated with respect to the Fund at any time by vote of the Board, including a vote by a majority of the Independent Board Members.

7. This Plan may not be amended to increase materially the amount of service fees provided for in Paragraph 1 hereof unless such amendment is approved in the manner provided in Paragraph 3 hereof.

8. The service fees set forth in Paragraph 1 hereof will be paid to the Service Provider until the Plan is terminated or not renewed. If the Plan is terminated or not renewed, any service-related expenses incurred by the Service Providers up to the termination date will be paid by the Fund.

9. While this Plan is in effect, the selection and nomination of the Board members who are Independent Board Members of the Fund shall be committed to the discretion of the Independent Board Members.

10. The Fund shall preserve copies of this Plan (including any amendments thereto) any related agreements and all reports made pursuant to Paragraph 5 hereof for a period of not less than six years from the date of this Plan, the first two years in an easily accessible place.

Dated: June 1, 2006

EXHIBIT A

Fund	Effective Date of this Plan
Cash Management Fund Investment	June 1, 2006
Tax Free Money Fund Investment	July 1, 2006
NY Tax Free Money Fund	June 1, 2006
Treasury Money Fund Investment	July 1, 2006
Money Market Fund Investment	July 7, 2006
DWS Lifecycle Long Range Fund	July 7, 2006